CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

(Expressed in Canadian Dollars)

Deloitte LLP 939 Granville Street Vancouver, BC V6Z1L3 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of

New Pacific Metals Corp.

Opinion

We have audited the consolidated financial statements of New Pacific Metals Corp. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2020 and 2019, and the consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

• Management’s Discussion and Analysis

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Jayana Darras.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

August 25, 2020

New Pacific Metals Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Notes	June 30, 2020	June 30, 2019
ASSETS
Current Assets
Cash and cash equivalents		$40,644,346	$27,849,961
Short-term investments	3	20,633,772	10,942,898
Receivables		413,594	259,600
Deposits and prepayments		222,817	142,370
Assets held for distribution	17	11,849,971	-
		73,764,500	39,194,829
Non-current Assets
Reclamation deposits		-	15,075
Other tax receivable	4	2,862,468	1,800,713
Equity investments	5	5,603,591	5,110,893
Plant and equipment	6	1,535,923	1,310,803
Mineral property interests	7	95,049,576	76,816,082
TOTAL ASSETS		$178,816,058	$124,248,395

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	8	$1,573,474	$1,621,403
Payable for mineral property acquisition		263,120	394,680
Due to a related party	9	84,742	89,189
Liabilities held for distribution	17	122,178	-
		2,043,514	2,105,272
Non-current liabilities
Payable for mineral property acquisition		-	263,120
Total Liabilities		2,043,514	2,368,392

Equity
Share capital	10	191,563,628	150,005,738
Share-based payment reserve		22,057,385	19,978,062
Accumulated other comprehensive income		6,599,738	3,264,901
Deficit		(43,398,714)	(51,331,013)
Total equity attributable to the equity holders of the Company		176,822,037	121,917,688

Non-controlling interests	11	(49,493)	(37,685)
Total Equity		176,772,544	121,880,003

TOTAL LIABILITIES AND EQUITY		$178,816,058	$124,248,395

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Mark Cruise
Director

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Income (Loss)

(Expressed in Canadian dollars)

		Years Ended June 30,
	Notes	2020	2019

Income (loss) from investments
Gain (loss) on equity investments	5	$1,605,982	$(77,173)
Fair value change and interest earned on bonds	3	(14,089)	1,514,769
Dividend income		139,597	53,902
Interest income		30,024	40,893
		1,761,514	1,532,391
Operating expenses
Project evaluation and corporate development		276,677	38,935
Depreciation		16,106	11,999
Filing and listing		172,058	124,904
Investor relations		720,898	772,245
Professional fees		406,880	178,200
Salaries and benefits		1,778,673	930,962
Office and administration		688,844	287,964
Share-based compensation	10(b)	2,127,818	922,498
Loss before other income and expenses		(4,426,440)	(1,735,316)

Other income (expense)
Impairment recovery (impairment)of mineral property interests	7,17	11,714,944	(779,823)
Foreign exchange gain (loss)		624,383	(64,491)
Other income		-	6,875
		12,339,327	(837,439)

Net income (loss)		$7,912,887	$(2,572,755)

Attributable to:
Equity holders of the Company		$7,932,299	$(2,420,904)
Non-controlling interests	11	(19,412)	(151,851)
Net income (loss)		$7,912,887	$(2,572,755)

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share		$0.05	$(0.02)
Diluted earnings (loss) per share		$0.05	$(0.02)
Weighted average number of common shares - basic		146,254,726	133,795,963
Weighted average number of common shares - diluted		150,688,553	133,795,963

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Years Ended June 30,
	Notes	2020	2019

Net income (loss)		$7,912,887	$(2,572,755)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net income or loss:

Currency translation adjustment, net of tax of $nil		3,342,441	(756,307)

Other comprehensive income (loss), net of taxes		$3,342,441	$(756,307)

Attributable to:

Equity holders of the Company		$3,334,837	$(723,051)

Non-controlling interests	11	7,604	(33,256)

		$3,342,441	$(756,307)

Total comprehensive income (loss), net of taxes		$11,255,328	$(3,329,062)

Attributable to:

Equity holders of the Company		$11,267,136	$(3,143,955)

Non-controlling interests		(11,808)	(185,107)

Total comprehensive income (loss), net of taxes		$11,255,328	$(3,329,062)

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

		Years Ended June 30,
	Notes	2020	2019

Operating activities
Net loss		$7,912,887	$(2,572,755)
Add (deduct) items not affecting cash:
(Gain) loss on equity investments	5	(1,605,982)	77,173
Fair value change and interest earned on bonds	3	14,089	(1,514,769)
Interest income		(30,024)	(40,893)
Depreciation		16,106	11,999
(Impairment recovery) impairment on mineral property interest	7, 17	(11,714,944)	779,823
Share-based compensation	10(b)	2,203,411	922,498
Unrealized foreign exchange (gain) loss		(624,383)	64,491
Interest received		26,996	40,893
Changes in non-cash operating working capital	16	(126,524)	(287,152)
Net cash used in operating activities		(3,928,368)	(2,518,692)

Investing activities
Mineral property interest
Capital expenditures		(11,578,718)	(10,681,816)
Acquisition of mineral concession		(2,436,160)	(657,800)
Plant and equipment
Additions		(308,292)	(1,061,414)
Short-term investments
Acquisition	3	(20,000,000)	-
Proceeds on disposals	3	10,230,848	7,700,006
Coupon payments	3	399,499	853,076
Equity investments
Acquisition	5	(5,018,338)	-
Proceeds on disposals	5	6,131,622	570,561
Changes in other tax receivable		(972,753)	(1,089,956)
Net cash used in investing activities		(23,552,292)	(4,367,343)

Financing activities
Proceeds from issuance of common shares		39,931,491	20,140,534
Net cash provided by financing activities		39,931,491	20,140,534
Effect of exchange rate changes on cash and cash equivalents		343,554	(8,651)

Increase in cash and cash equivalents		12,794,385	13,245,848

Cash and cash equivalents, beginning of the year		27,849,961	14,604,113
Cash and cash equivalents, end of the year		$40,644,346	$27,849,961
Supplementary cash flow information	16

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars, except for share figures)

		Share capital
							Total equity
		Number of		Share-based	Accumulated other		attributable to the	Non-
		common		payment	comprehensive		equity holders of	controlling
	Notes	shares issued	Amount	reserve	income	Deficit	the Company	interests	Total equity
Balance, July 1, 2018		132,349,479	$124,164,312	$23,440,856	$3,987,952	$(48,910,109)	$102,683,011	$147,422	$102,830,433
Options exercised		333,333	282,827	(92,293)	-	-	190,534	-	190,534
Warrants exercised		9,500,000	25,163,286	(5,213,286)	-	-	19,950,000	-	19,950,000
Share-based compensation		-	-	922,498	-	-	922,498	-	922,498
Common shares issued to acquire mineral property interest		250,000	395,313	920,287	-	-	1,315,600	-	1,315,600
Net loss		-	-	-	-	(2,420,904)	(2,420,904)	(151,851)	(2,572,755)
Currency translation adjustment		-	-	-	(723,051)	-	(723,051)	(33,256)	(756,307)
Balance, June 30, 2019		142,432,812	$150,005,738	$19,978,062	$3,264,901	$(51,331,013)	$121,917,688	$(37,685)	$121,880,003
Options exercised	10(b)	888,066	1,558,077	(525,175)	-	-	1,032,902	-	1,032,902
Restricted share units vested		136,400	641,080	(641,080)	-	-	-	-	-
Common shares issued through bought deal financing	10(d)	8,550,500	38,898,589	-	-	-	38,898,589	-	38,898,589
Share-based compensation	10(b)	-	-	3,705,722	-	-	3,705,722	-	3,705,722
Common shares issued to acquire mineral property interest	10(c)	291,000	460,144	(460,144)	-	-	-	-	-
Net income		-	-	-	-	7,932,299	7,932,299	(19,412)	7,912,887
Currency translation adjustment		-	-	-	3,334,837	-	3,334,837	7,604	3,342,441
Balance, June 30, 2020		152,298,778	$191,563,628	$22,057,385	$6,599,738	$(43,398,714)	$176,822,037	$(49,493)	$176,772,544

See accompanying notes to the consolidated financial statements

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

1. CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia, Canada and China. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The policies applied in these consolidated financial statements are based on IFRS in effect as of June 30, 2020.

These consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements of the Company as at and for the year ended June 30, 2020 were authorized for issue in accordance with a resolution of the Board of Directors (the “Board”) dated on August 25, 2020.

(b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Page | 6

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held

		Country of	June 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2020	2019	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%	RZY
Whitehorse Gold Corp.	Mining company	Canada	100%	N/A
Tagish Lake Gold Corp.	Mining company	Canada	100%	100%	TLG
(i) British Virgin Islands ("BVI")

(c) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar (“CAD”). The functional currency of all Bolivian subsidiaries is the US dollar (“USD”). The functional currency of the Chinese subsidiary is the Chinese Renminbi (“RMB”).

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the balance sheet date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in CAD. The financial position and results of the Company’s entities are translated from functional currencies to CAD as follows:

- assets and liabilities are translated using exchange rates prevailing at the balance sheet date;

- income and expenses are translated using average exchange rates prevailing during the period; and

- all resulting exchange gains and losses are included in other comprehensive income.

The Company treats inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statement of income as part of the gain or loss on sale.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash, and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

(e) Plant and Equipment

Plant and equipment are initially recorded at cost, including all directly attributable costs to bring the assets to the location and condition necessary for it to be capable of operating in the manner intended by

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

management. Plant and equipment are subsequently measured at cost less accumulated depreciation and applicable impairment losses. Depreciation is computed using the straight-line method based on the nature and estimated useful lives as follows:

Buildings	20 Years
Machinery	5 Years
Motor vehicles	5 Years
Office equipment and furniture	5 Years
Computer software	5 Years

Subsequent costs that meet the asset recognition criteria are capitalized while costs incurred that do not extend the economic useful life of an asset are considered repair and maintenance, which are accounted for as an expense recognized during the period. The Company conducts an annual assessment of the residual balances, useful lives, and depreciation methods being used for plant and equipment and any changes are applied prospectively.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in- progress comprises of its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress assets are not depreciated until it is completed and available for use.

(f) Mineral Property Interests

The cost of acquiring mineral rights and properties either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Exploration and evaluation costs, incurred associated with specific mineral rights and properties prior to demonstrable technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

The Company determines that a property is in the development stage when it has completed a positive economic analysis of the mineral deposit. Costs incurred in the development stage prior to commercial production are capitalized and included in the carrying amount of the related property in the period incurred. Proceeds from sales during this period, if any, are offset against costs capitalized.

(g) Impairment of Long-lived Assets

Long-lived assets, including mineral property interests, plant and equipment are reviewed and tested for impairment when indicators of impairment are considered to exist. Impairment assessments are conducted at the level of cash-generating units (“CGU”) or at the individual asset level, whichever is the lowest level for which identifiable cash inflows are largely independent of the cash flows of other assets. An impairment loss is recognized for any excess of carrying amount of a CGU over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral properties and processing facilities, the recoverable amount is estimated as the discounted future net cash inflows expected to be derived from expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. Impairment losses are recognized in the period they are incurred.

Page | 8

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the right to explore, substantive expenditures in the specific area is neither budgeted nor planned, and exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources.

Impairment losses are reversed if there is evidence the loss no longer exists or has decreased. This reversal is recognized in net income in the period the reversal occurs limited by the carrying value that would have been determined, net of any depreciation, had no impairment charge been recognized in prior years.

(h) Share-based Payments

The Company grants share-based awards, including restricted share units (“RSUs”), performance share units (“PSUs”), and stock options to directors, officers, employees, and consultants.

For equity based awards, the fair value is charged to the consolidated statements of income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of share units is determined based on quoted market price of our common shares at the date of grant. The fair value of the stock options granted to employees, officers, and directors is determined at the date of grant using the Black-Scholes option pricing model with market related input. The fair value of stock options granted to consultants is measured at the fair value of the services delivered unless that fair value cannot be estimated reliably, which then is determined using the Black-Scholes option pricing model. Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statements of income with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

(i) Income Taxes

Current tax for each taxable entity is based on the local taxable income at the local substantively enacted statutory tax rate at the balance sheet date and includes adjustments to taxes payable or recoverable in respect to previous periods.

Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized, except:

Page | 9

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

- where the deferred tax asset or liability relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(j) Earnings (loss) per Share

Earnings (loss) per share is computed by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined when the exercise price is less than the average market price of the Company’s common shares; the stock options are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

(k) Financial Instruments

Initial recognition:

On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), in which case transaction costs are expensed as incurred.

Subsequent measurement of financial assets:

Subsequent measurement of financial assets depends on the classification of such assets.

Page | 10

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

I. Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i. The objective of the business model is to hold the financial asset for the collection of the cash flows; and

ii. All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II. Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities:

Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

- Financial assets classified as FVTPL: cash and cash equivalents, short-term investments - bonds and equity investments;

- Financial assets classified as amortized cost: receivables and short-term investments – guaranteed investment certificates; and

- Financial liabilities classified as amortized cost: trade and other payables, provisions and due to related parties.

Bonds:

The Company acquired bonds issued by other companies from various industries through the open market. These bonds are held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs. Bonds are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement.

Page | 11

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

Equity investments:

Equity investments represent equity interests of other publicly-traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

Derecognition of financial assets and financial liabilities:

A financial asset is derecognized when:

- The rights to receive cash flows from the asset have expired; or

- The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss, although the cumulative gain or loss may be transferred within equity.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting of financial instruments:

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

Page | 12

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

(l) Significant Judgments and Estimation Uncertainties

Many amounts included in the consolidated financial statements require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated statement of financial position.

Areas of significant judgment include:

- Capitalization of expenditures with respect to exploration, evaluation and development costs to be included in mineral rights and properties.

- Determination of functional currency.

- Recognition, measurement and impairment or impairment reversal assessment for mineral rights and properties.

- Accounting assessment and classification for equity investments and bonds.

- Determination of asset acquisition.

Areas of significant estimates include:

- The estimated fair values of CGUs for impairment or impairment reversal tests, including estimates of future costs to produce proven and probable reserves, future commodity prices, discount rates, probabilities of expected cash flows from disposal and salvage value of plant and equipment.

- Valuation input and forfeiture rates used in calculation of share-based compensation.

- Valuation of securities that do not have a quoted market price.

The Company estimates its ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101.

3. SHORT-TERM INVESTMENTS Short-term investments consist of the following:

	June 30, 2020	June 30, 2019
Guaranteed investment certificates	$20,003,028	$-
Bonds	630,744	10,942,898
	$20,633,772	$10,942,898

The Company acquired guaranteed investment certificates (“GICs”) through major Canadian financial institutions. These GICs were held to receive interest payments until maturity. The Company accounts for the GICs at amortized cost at each reporting date.

The Company acquired bonds issued by other companies from various industries through the open market. These bonds were held to receive coupon interest payments and to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for operational or investment needs. The Company accounts for the bonds at fair value at each reporting date.

Page | 13

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

Amount
Balance, July 1, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898
Interest earned	361,555
Loss on fair value change	(375,644)
Coupon payment	(399,499)
Disposition	(10,230,848)
Foreign currency translation impact	332,282
Balance, June 30, 2020	$630,744

4. OTHER TAX RECEIVABLE

Other tax receivable is composed of value-added tax (“VAT”) imposed by the Bolivian government. The Company had VAT outputs through its exploration costs and general expenses incurred in Bolivia. These VAT outputs are deductible against future VAT inputs that will be generated through sales.

5. EQUITY INVESTMENTS

Equity investments represent equity interests of other publicly-traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares and warrants. Equity investments are classified as FVTPL and are measured at fair value on initial recognition and subsequent measurement. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end.

The equity investments are summarized as follows:

	June 30, 2020	June 30, 2019
Common or preferred shares
Public companies	$4,795,960	$4,443,963
Private companies	-	327,175
Warrants
Public companies	807,631	339,755
	$5,603,591	$5,110,893

The fair values of the warrants were estimated using the Black Scholes options pricing model with the following assumptions:

	June 30, 2020	June 30, 2019
Risk free interest rate	0.36%	1.39%
Expected volatility	122%	130%
Expected life of warrants in years	1.20	2.19

Page | 14

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included in net
	Fair value	income
Balance, July 1, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	-
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483
Acquisition	5,018,338	-
Proceeds on disposal	(6,131,622)	-
Change in fair value	1,605,982	1,605,982
Balance, June 30, 2020	$5,603,591	$4,641,465

6. PLANT AND EQUIPMENT

				Office
	Land and		Motor	equipment and	Computer
Cost	building	Machinery	vehicles	furniture	software	Total
Balance, July 1, 2018	$890,754	$1,316,781	$238,827	$188,342	$126,272	$2,760,976
Additions	833,931	68,060	115,041	44,382	-	1,061,414
Foreign currency translation impact	(9,450)	(3,573)	(2,934)	(3,358)	(15)	(19,330)
Balance, June 30, 2019	$1,715,235	$1,381,268	$350,934	$229,366	$126,257	$3,803,060
Additions	-	52,734	40,296	77,566	137,696	308,292
Reclassified to assets held for distribution	-	-	-	-	(13,883)	(13,883)
Foreign currency translation impact	34,083	9,253	11,566	4,296	4	59,202
Balance, June 30, 2020	$1,749,318	$1,443,255	$402,796	$311,228	$250,074	$4,156,671

Accumulated depreciation and amortization
Balance as at July 1, 2018	$(890,754)	$(1,132,264)	$(104,390)	$(161,759)	$(126,223)	$(2,415,390)
Depreciation and amortization	-	(17,400)	(37,728)	(25,465)	-	(80,593)
Foreign currency translation impact	-	409	880	2,424	13	3,726
Balance, June 30, 2019	$(890,754)	$(1,149,255)	$(141,238)	$(184,800)	$(126,210)	$(2,492,257)
Depreciation and amortization	-	(30,607)	(54,118)	(35,093)	(1,941)	(121,759)
Reclassified to assets held for distribution	-	-	-	-	46	46
Foreign currency translation impact	-	(1,693)	(3,360)	(1,722)	(3)	(6,778)
Balance, June 30, 2020	$(890,754)	$(1,181,555)	$(198,716)	$(221,615)	$(128,108)	$(2,620,748)

Carrying amount
Balance, June 30, 2019	$824,481	$232,013	$209,696	$44,566	$47	$1,310,803
Balance, June 30, 2020	$858,564	$261,700	$204,080	$89,613	$121,966	$1,535,923

7. MINERAL PROPERTY INTERESTS

(a) Silver Sand Property

On July 20, 2017, the Company acquired the Silver Sand Project. The Silver Sand Project is located in the Colavi District of Potosí Department, in Southwestern Bolivia, 25 kilometres (“km”) northeast of Potosí City, the department capital. The Silver Sand Project covers an area of approximately 3.17 km2 at an elevation of 4,072 metres (“m”).

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project since acquisition in 2017. From 2017 to 2019 a total of 386 holes in 97,619m of drilling were completed – one of the largest green fields discovery drill programs in South America during this period.

Page | 15

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

On April 14, 2020, the Company released the inaugural NI 43-101 Mineral Resource estimate for its 100% owned Silver Sand Project. Using a 45 g/t silver cut-off-grade the estimate reported Measured & Indicated resource tonnes of 35.39 Mt at 137 g/t Ag for 155.86 Moz and Inferred resource tonnes of 9.84 Mt at 112 g/t Ag for 35.55 Moz see News Release for details.

The Company commenced its 2020 drill campaign during the first quarter of 2020, a total of 1,589.75m of drilling was completed before field-based operations in Bolivia were suspended due to the COVID-19 pandemic. Advanced studies have commenced on the Project, following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc (an Amec Foster Wheeler company) to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively. The initial desktop portion of the studies are currently in progress.

For the year ended June 30, 2020, total expenditures of $12,731,745 (year ended June 30, 2019 - $10,725,924) were capitalized under the project comprising of the 2019-2020 drill campaign, site and camp service and construction, maintaining a country office in La Paz, a management team, and workforce for the project.

As part of the Silver Sand Project’s expansion plan, the Company entered into a mining production contract (the “MPC”) in January 2019 with Corporación Minera de Bolivia (“COMIBOL”) to explore and potentially develop and mine the area adjoining the Silver Sand Project. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia. As of the date of these audited consolidated financial statements, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia.

In July 2018, the Company entered into an agreement with third party private owners to acquire their 100% interest in certain mineral concessions located subjacent to the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares (see note 11 (c)). During Fiscal 2019, cash payments of $657,800 (US$500,000) were paid and 250,000 common shares were issued to the vendors. During the year ended June 30, 2020, cash payments of $394,680 (US$300,000) were paid and 291,000 common shares were issued to the vendors. Future cash payments of $263,120 (US$200,000) were accrued as payable for mineral property acquisition as at June 30, 2020.

In December 2019, the Company further expanded its Silver Sand land package by acquiring a 100% interest in a Special Temporary Authorization (“ATE”) located to the north of the project by making a one- time cash payment of $267,720 (US$200,000) to arm’s length private owners. This newly acquired ATE currently consists of six hectares but will total approximately 0.50 km2 once it has been consolidated to concessions called “Cuadriculas” and converted to Mining Administrative Contract with Bolivia’s Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”).

(b) Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one-time cash payment of $1,782,270 (US$1,350,000). Under the agreement, the Company’s Bolivian subsidiary will cover 100% of the future expenditures including exploration, development and mining production activities. The agreement has a term of 30 years and renewable for another 15 years. The agreement is subject to approval by AJAM.

The Silverstrike Project consists of approximately 13km2 and is located approximately 140 kilometres southwest of La Paz, Bolivia. Silverstrike shares many similarities with the Silver Sand Project pre-discovery drilling namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district – the Berenguela District, presence of felsic Tertiary intrustives with corresponding multilple silver rich occurrences associated with extensive sercitic alteration and underexplored with limited modern exploration. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

Page | 16

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

For the year ended June 30, 2020, total expenditures of $640,102 (year ended June 30, 2019 - $nil) were capitalized under the project for expenditures related to camp service and maintaining a management team and workforce for the project.

(c) Tagish Lake Gold Project

The Tagish Lake Gold Project (“TLG Project”), covering an area of 166 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims hosting three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum, respectively.

For the year ended June 30, 2020, total expenditures of $105,056 (year ended June 30, 2019 - $nil) were capitalized under the project.

For the year ended June 30, 2020, impairment recovery of $11,714,944 was recognized for the TLG Project. The project’s carrying value of $11,820,000 was reclassified to assets held for sale as at June 30, 2020 (Also see Note 17).

(d) RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 km via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During the year ended June 30, 2020, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY Project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million). As of June 30, 2020, the Company completed the reclamation works for a cost of approximately $200,000, and they are currently under review and subject to approval by the Qinghai Government.

Page | 17

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs is summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2018	$60,374,656	$-	$-	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112	-	-	-	6,978,112
Project management and support	2,980,841	-	-	-	2,980,841
Camp service	742,163	-	-	-	742,163
Geological surveys	4,170	-	-	-	4,170
Permitting	7,401	-	-	-	7,401
Acquisition of mineral concessions	2,631,200	-	-	-	2,631,200
Other	13,237	-	-	-	13,237
Impairment	-	-	-	(779,823)	(779,823)
Foreign currency impact	(450,362)	-	-	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	601,466	976	-	-	602,442
Drilling and assaying	6,521,210	2,237	-	-	6,523,447
Project management and support	4,546,717	586,052	-	-	5,132,769
Camp service	661,514	50,837	-	-	712,351
Camp construction	32,406	-	-	-	32,406
Permitting	51,358	-	105,056	-	156,414
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	290,220	-	-	-	290,220
Other	26,854	-	-	-	26,854
Impairment recovery	-	-	11,714,944	-	11,714,944
Reclassified to assets held for distribution	-	-	(11,820,000)	-	(11,820,000)
Foreign currency impact	2,979,031	59,546	-	40,800	3,079,377
Balance, June 30, 2020	$88,992,194	$2,481,918	$-	$3,575,464	$95,049,576

8. TRADE AND OTHER PAYABLES

Trade and other payables consist of:

	June 30, 2020	June 30, 2019
Trade payable	$614,321	$1,410,832
Accrued liabilities	959,153	210,571
	$1,573,474	$1,621,403

9. RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due to a related party	June 30, 2020	June 30, 2019
Silvercorp Metals Inc.	$84,742	$89,189

(a) Silvercorp Metals Inc. (“Silvercorp”) has two directors and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the year ended June 30, 2020 were $787,008 (year ended June 30, 2019 - $304,561).

Page | 18

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

(b) Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended June 30, 2020 and 2019 are as follows:

	Years ended June 30,
	2020	2019
Directors' fees	$75,000	$80,000
Directors' share-based compensation	599,720	452,445
Key management's salaries and benefits	1,262,572	688,250
Key management's share-based compensation	2,961,000	732,961
	$4,898,292	$1,953,656

10. SHARE CAPITAL

(a) Share Capital - authorized share capital

Unlimited number of common shares without par value.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3,500,000 shares may be granted in the form of RSUs and no more than 780,000 shares may be granted in the form of PSUs.

For the year ended June 30, 2020, a total of $2,127,818 (year ended June 30, 2019 - $922,498) were recorded as share-based compensation expense and $75,593 (year ended June 30, 2019 - $nil) were recorded as part of project evaluation and corporate development expense. For the year ended June 30, 2020, a total of $1,502,311 (year ended June 30, 2019 - $nil) were capitalized under mineral property interests.

Page | 19

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

(i) Stock Options

The continuity schedule of stock options, as at June 30, 2020, is as follows:

		Weighted average
	Number of options	exercise price
Balance, July 1, 2018	4,145,000	0.87
Options granted	2,155,000	2.16
Options exercised	(333,333)	0.57
Options cancelled	(11,667)	0.89
Options expired	(50,000)	0.57
Balance, June 30, 2019	5,905,000	1.36
Options exercised	(888,066)	1.16
Options cancelled	(354,167)	1.91
Balance, June 30, 2020	4,662,767	1.36

Option pricing model requires the input of subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable estimate of the fair value of the Company’s stock options. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the TSX-V.

The following table summarizes information about stock options outstanding as at June 30, 2020:

	Number of options	Weighted	Number of options	Weighted
Exercise	outstanding as at	average remaining	exercisable as at	average
prices	6/30/2020	contractual life (years)	6/30/2020	exercise price
$0.55	1,406,600	1.34	1,406,600	$0.55
1.15	1,310,833	2.08	1,068,332	$1.15
1.57	200,000	2.44	166,667	$1.57
2.15	1,745,334	3.65	508,664	$2.15
0.55 - 2.15	4,662,767	2.46	3,150,263	$1.07

Subsequent to June 30, 2020, a total of 8,333 options with exercise price of $1.15 were exercised for proceeds of $9,583.

(ii) RSUs

The continuity schedule of RSUs, as at June 30, 2020, is as follows:

		Weighted average
		grant date closing
	Number of shares	price per share $CAD
Balance, July 1, 2019	-	$-
Granted	1,064,600	4.70
Cancelled	(3,000)	4.70
Distributed	(136,400)	4.70
Balance, June 30, 2020	925,200	$4.70

Page | 20

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

During the year ended June 30, 2020, a total of 1,064,600 RSUs were granted to directors, officers, employees, and consultants of the Company at grant date closing price of CAD$4.70 per share subject to a vesting schedule over a two-year term with 25% of the RSUs vesting every six months from the date of grant.

(c) Common Shares issued for mineral property interest

As part of the consideration given to acquire certain mineral concessions located adjacent to the Silver Sand Property (see note 8(a)), the Company agreed to issue a total of 832,000 common shares to the vendors valued at $1,315,600 (US$1,000,000) in the year ended June 30, 2019. During the year ended June 30, 2020, 291,000 common shares valued at $460,144 (year ended June 30, 2019 – 250,000 common shares valued at $395,313) were issued and recorded under share capital. The future issuance of 291,000 shares valued at $460,143 has been recorded under share-based payment reserve.

(d) Bought Deal Financing

On October 25, 2019, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets (“BMO”) to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the transaction were $1,416,467.

On June 9, 2020, the Company successfully closed another bought deal financing with BMO to issue a total of 4,238,000 common shares at a price of $5.90 per common share for gross proceeds of $25,004,200. The underwriter’s fee and other issuance costs for the transaction were $1,939,144.

11. NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2018	$147,422
Share of net loss	(151,851)
Share of other comprehensive loss	(33,256)
Balance, June 30, 2019	$(37,685)
Share of net loss	(19,412)
Share of other comprehensive income	7,604
Balance, June 30, 2020	$(49,493)

As at June 30, 2020 and June 30, 2019, the non-controlling interest in the Company’s subsidiary Qinghai Found was 18%.

12. FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Page | 21

New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2020 and June 30, 2019 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2020

Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$40,644,346	$-	$-	$40,644,346
Short-term investments - bonds	630,744	-	-	630,744
Common or preferred shares(1)	4,795,960	-	-	4,795,960
Warrants	-	807,631	-	807,631

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2019

Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$-	$-	$27,849,961
Bonds	10,942,898	-	-	10,942,898
Common shares(1)	4,443,963	-	327,175	4,771,138
Warrants	-	339,755	-	339,755

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of June 30, 2020 and June 30, 2019, respectively.

There were no transfers into or out of Level 3 during the year ended June 30, 2020. For the year ended June 30, 2020, fair value change of $327,175 from Level 3 instruments were recognized as part of loss on equity investments on the consolidated statements of income.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at June 30, 2020,

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

the Company had a working capital position of $71,720,986 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand and Silverstrike Projects for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2020		June 30, 2019
	Due within a year	Total	Total
Trade and other payables	$1,573,474	$1,573,474	$1,621,403
Due to a related party	84,742	84,742	89,189
Payable for mineral property acquisition	263,120	263,120	657,800
	$1,921,336	$1,921,336	$2,368,392

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	June 30, 2020	June 30, 2019
United States dollars	$15,206,715	$17,615,304
Bolivianos	404,952	191,204
Chinese RMB	218,216	191,645
Financial assets in foreign currency	$15,829,883	$17,998,153

United States dollars	$589,986	$1,330,481
Chinese RMB	137,725	4,258
Financial liabilities in foreign currency	$727,711	$1,334,739

As at June 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $146,000.

As at June 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $4,050.

As at June 30, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,000.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

impact on the fair values of the financial instruments as of June 30, 2020. The Company also owns GICs and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at June 30, 2020, the Company had a receivables balance of $413,594 (June 30, 2019 - $259,600).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at June 30, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $560,000.

13. CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal exploration and operating requirement on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its development and exploration mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and cash equivalents and bonds. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

In addition, the current outbreak of COVID-19 has caused significant disruption to global economic conditions which may adversely impact the Company’s results. Moreover, COVID-19 has also negatively impacted on the stock markets which could adversely impact the Company’s ability to raise capital.

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

14. INCOME TAXES

The provision for income taxes differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income tax provision due to the following:

	Years ended June 30,
	2020	2019
Canadian statutory tax rate	27.00%	27.00%

Income (loss) before income taxes	$7,912,887	$(2,575,755)

Income tax expense (recovery) computed at Canadian statutory rates	2,136,479	(694,645)
Foreign tax rates different from statutory rate	(435,910)	(476,213)
Permanent items and other	825,209	810,670
Change in unrecognized deferred tax assets	(2,525,778)	359,879
Adjustments in respect of prior years	-	309
	$-	$-

Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profit is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdiction in which the tax benefit arise. Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	June 30, 2020	June 30, 2019
Non-capital loss carry forward	$16,142,356	$14,521,402
Plant and equipment	3,119,505	3,103,400
Mineral property interests	22,851,212	34,516,152
Equity investments	729,720	-
Investment tax credit	1,624,391	1,624,391
	$44,467,184	$53,765,345

As of June 30, 2020, the Company has the following net operating losses, expiring various years to 2040 and available to offset future taxable income in Canada, Bolivia and China, respectively:

	Canada	Bolivia	China
2025	-	-	47,985
2027	-	-	60,182
2028	-	-	108,643
2029	-	-	106,987
2030	1,108,972	-	-
2031	1,644,970	-	-
2032	1,321,934	-	-
2033	1,173,305	-	-
2034	1,337,753	-	-
2035	1,339,406	-	-
2036	3,369,436	-	-
2037	123,118	61,120	-
2038	1,520,985	30,760	-
2039	722,863	157,915	-
2040	1,906,022	-	-
	$15,568,764	$249,795	$323,797

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

As at June 30, 2020, the Company had tax credits of $1.6 million (June 30, 2019 -$1.6 million) that have not been recognized, expiring between 2028 and 2035.

15. SEGMENTED INFORMATION

The Company operates in four reportable operating segments, one being the corporate segment; the others being the geographic jurisdictional mining segments focused on safeguarding the value of its exploration and development mineral properties. These reporting segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Financial Officer, Chief Executive Officer, and other senior decision makers within the Company.

(a) Segment information for assets and liabilities are as follows:

	June 30, 2020
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$40,007,801	$180,406	$419,860	$36,279	$40,644,346
Short-term investments	20,633,772	-	-	-	20,633,772
Equity investments	5,603,591	-	-	-	5,603,591
Plant and equipment	187,979	1,325,228	-	22,716	1,535,923
Mineral property interests	-	91,474,112	-	3,575,464	95,049,576
Assets held for distribution	-	-	11,849,971	-	11,849,971
Other assets	161,893	3,146,646	-	190,340	3,498,879
Total Assets	$66,595,036	$96,126,392	$12,269,831	$3,824,799	$178,816,058

Total Liabilities	$(1,193,625)	$(589,987)	$(122,178)	$(137,724)	$(2,043,514)

	June 30, 2019
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Cash and cash equivalents	$27,372,635	$384,332	$29,886	$63,108	$27,849,961
Bonds	10,942,898	-	-	-	10,942,898
Equity investments	5,110,893	-	-	-	5,110,893
Plant and equipment	32,714	1,255,631	-	22,458	1,310,803
Mineral property interests	-	73,281,417	-	3,534,665	76,816,082
Other assets	66,138	1,999,715	15,199	136,706	2,217,758
Total Assets	$43,525,278	$76,921,095	$45,085	$3,756,937	$124,248,395

Total Liabilities	$(921,806)	$(1,330,481)	$(111,847)	$(4,258)	$(2,368,392)

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

(b) Segment information for operating results are as follows:

	Year ended June 30, 2020
	Corporate	Mining
	Canada and BVI	Bolivia	Canada	China	Total
Gain on equity investments	$1,605,982	$-	$-	$-	$1,605,982
Fair value change and interest earned on bonds	(14,089)	-	-	-	(14,089)
Dividend income	139,597	-	-	-	139,597
Interest income	29,813	-	-	211	30,024
	1,761,303	-	-	211	1,761,514

Project evaluation and corporate development	121,091	155,586	-	-	276,677
Salaries and benefits	1,612,288	-	98,741	67,644	1,778,673
Share-based compensation	2,127,818	-	-	-	2,127,818
Other operating expenses	1,919,879	-	44,360	40,547	2,004,786
Loss before other income and expenses	(4,019,773)	(155,586)	(143,101)	(107,980)	(4,426,440)

Impairment recovery of mineral property interests	-	-	11,714,944	-	11,714,944
Foreign exchange gain	624,217	-	29	137	624,383
Other income (expense)	30,000	-	(30,000)	-	-
Net (loss) income	$(3,365,556)	$(155,586)	$11,541,872	$(107,843)	$7,912,887

Attributed to:
Equity holders of the Company	$(3,365,556)	$(155,586)	$11,541,872	$(88,431)	$7,932,299
Non-controlling interests	-	-	-	(19,412)	(19,412)
Net (loss) income	$(3,365,556)	$(155,586)	$11,541,872	$(107,843)	$7,912,887

	Year ended June 30, 2019
	Corporate	Mining
	Canada	Bolivia	Canada	China	Total
Loss on equity investments	$(77,173)	$-	$-	$-	$(77,173)
Fair value change and interest earned on bonds	1,514,769	-	-	-	$1,514,769
Dividend income	53,902	-	-	-	$53,902
Interest income	40,653	-	-	240	$40,893
	1,532,151	-	-	240	1,532,391

Salaries and benefits	862,613	-	-	68,349	930,962
Share-based compensation	922,498	-	-	-	922,498
Other operating expenses (income)	1,235,860	35,372	143,549	(534)	1,414,247
Loss before other income and expenses	(1,488,820)	(35,372)	(143,549)	(67,575)	(1,735,316)

Impairment of mineral property interests	-	-	-	(779,823)	(779,823)
Foreign exchange gain (loss)	(68,271)	-	-	3,780	(64,491)
Other income (expense)	60,000	5,494	(58,619)	-	6,875
Net loss	$(1,497,091)	$(29,878)	$(202,168)	$(843,618)	$(2,572,755)

Attributed to:
Equity holders of the Company	$(1,497,091)	$(29,878)	$(202,168)	$(691,767)	$(2,420,904)
Non-controlling interests	-	-	-	(151,851)	$(151,851)
Net loss	$(1,497,091)	$(29,878)	$(202,168)	$(843,618)	$(2,572,755)

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New Pacific Metals Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, except for share figures)

16. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Years Ended June 30,
	2020	2019
Receivables	$(147,815)	$(85,020)
Deposits and prepayments	(76,233)	(70,551)
Accounts payable and accrued liabilities	101,971	(196,353)
Due to a related party	(4,447)	64,772
	$(126,524)	$(287,152)

17. ASSETS AND LIABILITIES HELD FOR DISTRIBUTION

During the year, the Company performed strategic reviews on its TLG Project and established a wholly owned subsidiary, Whitehorse Gold Corp. (“Whitehorse Gold”), to hold its 100% interest in the project. In Q4, fiscal 2020, significant changes with favourable effects on the TLG Project have taken place. The Company obtained a Class 1 exploration permit, commenced desktop technical studies and analysis of the project including an updated exploration plan. As a result, the Company reversed the previously recorded impairment on TLG Project to its recoverable amount, being its fair value less costs of disposal (“FVLCD”). The fair value was determined using a market approach based on the pricing parameters implied by the market value of selected comparable transactions involving the sale of similar companies or mineral properties. Specifically, the comparable in-situ resource multiples (Enterprise Value (“EV”) per ounce of contained gold (“EV/R&R”)) observed in comparable transactions has been used to estimate the fair value. As a result, the Company recognized an impairment recovery of $11,714,944 for the year ended June 30, 2020. Subsequent to June 30, 2020, the Company announced that, subject to customary approvals, it intends to (directly or indirectly) distribute all Whitehorse Gold common shares owned by the Company to its shareholders on a pro rata basis by way of a plan of arrangement under the Business Corporations Act (British Columbia) and apply to list the Whitehorse Gold common shares on TSX Venture Exchange.

The spin-out would enable the Company’s shareholders to realize the value of the TLG Project in the current strong gold market through direct ownership in Whitehorse Gold. Upon completion of the spin- out, the Company would continue to focus on the exploration and development of its Silver Sand and Silverstrike projects in Bolivia. The spin-out transaction is subject to the Company’s shareholders’ approval. As at June 30, 2020, the Company has classified certain assets and liabilities as held for distribution as follows:

Assets	June 30, 2020
Receivables	$1,058
Reclamation deposit	15,075
Plant and equipment	13,838
Mineral property interests	11,820,000
Assets held for distribution	$11,849,971

Liabilities

Accounts payable and accrued liabilities	$122,178
Liabilities held for distribution	$122,178

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